Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Destination XL Group, Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the registration statement.

Our report refers to a change in the method of accounting for leases as of February 3, 2019 due to the adoption of Accounting Standards Update 2016-12, Leases (Topic 842) and Accounting Standards Update 2018-11, Leases (Topic 842): Targeted Improvements.

/s/ KPMG LLP

Boston, Massachusetts
June 4, 2020

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